Exhibit 99.1

Westport Innovations to Ring NASDAQ Opening Bell

~ Natural Gas Truck on Display in Times Square ~

VANCOUVER, May 27, 2011 /CNW/ - Westport Innovations Inc. (TSX: WPT) (NASDAQ: WPRT), a global leader in alternative fuel, low-emissions transportation technologies, today announced Westport will ring the Opening Bell of the NASDAQ Stock Market on Tuesday, May 31, 2011 at 9:30 am (Eastern Time) at NASDAQ MarketSite in New York. In honour of the event, Westport's management team and several members of the Board of Directors will be in attendance to ring the bell.

At the same time, a natural gas truck powered by a Cummins Westport ISL G engine will be on display outside NASDAQ MarketSite in Times Square. The natural gas powered mixer truck is operated by New York-based Ferrara Bros. Building Materials Corp. for concrete delivery in the New York area.

After the Opening Bell ceremony, Westport's CEO David Demers will present a webcast update on the Westport group of companies to a New York audience.

Webcast

The public is invited to listen to and view the CEO presentation live by webcast. The webcast can be accessed through the Westport website at www.westport.com/investors. The webcast will be archived on the Company's website and replay will be available in streaming audio.

Photos

To obtain a hi-resolution photograph of the Market Open, please go to www.nasdaq.com/reference/marketsite_events.stm and click on the market open of your choice.

About Westport Innovations Inc.

Westport Innovations Inc. is a global leader in alternative fuel, low-emissions technologies that allow engines to operate on clean-burning fuels such as compressed natural gas (CNG), liquefied natural gas (LNG), hydrogen, and biofuels such as landfill gas. Our unique technologies reduce nitrogen oxides (NOx), particulate matter (PM), and greenhouse gas emissions (GHG) while preserving the power, torque, and fuel efficiency of diesel engines. The Company focuses on three distinct categories or target markets - light-, medium-, and heavy-duty - through Westport business units or joint ventures. Juniper Engines is focused on 2.4L engines for industrial applications such as forklifts, oilfield service engines and light-duty automotive. Cummins Westport (CWI), a joint venture with Cummins, sells the world's broadest range of low-emissions alternative fuel engines for commercial urban fleets such as buses, refuse trucks and vocational vehicles. Westport Heavy Duty (Westport HD), our proprietary development platform, is engaged in the engineering, design and marketing of natural gas-enabling technology for the heavy-duty diesel engine and truck market. To learn more about our business, visit our website or subscribe to our RSS feed at www.westport.com, or follow us on Twitter @WestportWPRT.

%CIK: 0001370416

For further information:

Inquiries:
Darren Seed
Vice President, Investor Relations & Communications
Westport Innovations Inc.
Phone: 604-718-2046
Email: invest@westport.com

CO: Westport Innovations Inc.

CNW 08:00e 27-MAY-11